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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                            SERENGETI EYEWEAR, INC.
                       (Name of Subject Company (Issuer)

                           SUNSHINE ACQUISITION, INC.
 (Name of Filing Person (identifying status as offeror, issuer or other person)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                  817498 10 8
                     (CUSIP Number of Class of Securities)
                           --------------------------

                               RICHARD R. KRACUM
                                    CHAIRMAN
                     WORLDWIDE SPORTS AND RECREATION, INC.
                            c/o WIND POINT PARTNERS
                           676 NORTH MICHIGAN AVENUE
                                   SUITE 3300
                            CHICAGO, ILLINOIS 60611
                              TEL: (312) 255-4800
           (Name, address, and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                    COPY TO:
                           STEVEN V. NAPOLITANO, ESQ.
                              KATTEN MUCHIN ZAVIS
                                525 WEST MONROE
                                   SUITE 1600
                          CHICAGO, ILLINOIS 60661-3693
                              TEL: (312) 902-5200

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE*
                        $32,764,831                                                    $6,553

* For the purpose of calculating the filing fee only. This calculation assumes the purchase of (i) 2,384,000 shares of Common Stock, par value $0.001 per share ("Shares") at a price per Share of $3.95, (ii) 905,000 Shares which are subject to outstanding options at a price per Share of $3.95 less the exercise price of such options, (iii) 8,513 shares of Series A Preferred Stock, par value $0.001 per share, 8,435 shares of Series B Preferred Stock, par value $0.001 per share, and 8,435 shares of Series C Preferred Stock, par value $0.001 per share, for aggregate consideration of $22,500,000. Except for warrants to purchase 975,000 Shares (which warrants shall at the Effective Time of the Merger become the right to receive $3.95 per Share upon payment by the holders of such warrants of the exercise price for such warrants), such number of Shares, options and preferred shares represent all of the securities of the Subject Company outstanding as of July 19, 2000. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the securities of the Subject Company to be purchased.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        None             Filing Party:      Not Applicable
Form or Registration No.:      Not Applicable   Date Filed:        Not Applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
    This Tender Offer Statement on Schedule TO relates to the third-party tender offer by Sunshine Acquisition Inc., a New York corporation ("Purchaser") and a wholly owned subsidiary of Worldwide Sports and Recreation, Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares (the "Shares") of common stock, par value $0.001 per share (the "Common Stock"), of Serengeti Eyewear, Inc., a New York corporation (the "Company"), at a purchase price of $3.95 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

    The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 1.  SUMMARY TERM SHEET.

    The information set forth in the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company is Serengeti Eyewear, Inc., a New York corporation. The Company's executive offices are located at 8125 25th Court East, Sarasota, FL 34243, telephone: (941) 359-3599.

    (b) The class of securities to which this statement relates is the Common Stock, par value $0.001 per share, of the Company, of which 2,384,000 shares were issued and outstanding as of July 14, 2000. The information set forth on the cover page and in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) This Tender Offer Statement is filed by Purchaser. The information set forth in Section 8 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

    (b) The information set forth in Section 8 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

    (c) The information set forth in Section 8 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference. During the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. All of the persons listed on Schedule I to the Offer to Purchase are citizens of the United States unless indicated otherwise thereon.

ITEM 4.  TERMS OF THE TRANSACTION.

    (a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    The information set forth in the Introduction, Section 10 ("Background of the Offer and the Merger; Past Contacts or Negotiations with the Company") and
Section 11 ("The Merger Agreement") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction, Section 10 and
Section 11 of the Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5 between any of Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of Purchaser and Parent, any of those persons listed on Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a), (c)(1), (c)(4)-(7)  The information set forth in the Introduction,
    Section 10 ("Background of the Offer and the Merger; Past Contacts or Negotiations with the Company"), Section 11 ("The Merger Agreement"),
    Section 12 ("Purpose of the Offer and the Merger; Plans for the Company"),
    Section 13 ("Certain Effects of the Offer") and Section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

    (c)(2)-(3)  Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in the Introduction and Section 8 ("Certain Information Concerning Parent and Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

    Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

    The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1)(A)               Offer to Purchase, dated July 20, 2000

(a)(1)(B)               Letter of Transmittal

(a)(1)(C)               Notice of Guaranteed Delivery

(a)(1)(D)               Letter from the Information Agent to Brokers, Dealers,
                        Commercial Banks, Trust Companies and Nominees

(a)(1)(E)               Letter to clients for use by Brokers, Dealers, Commercial
                        Banks, Trust Companies and Nominees

(a)(1)(F)               Guidelines for Certifications of Taxpayer Identification
                        Number of Substitute Form W-9

(a)(1)(G)               Summary Advertisement as published on July 20, 2000

(a)(1)(H)               Press Release dated July 17, 2000

(b)(1)                  Letter of Commitment dated as of July 12, 2000 for 12%
                        Convertible Senior Subordinated Notes due August 5, 2007 between The Northwestern Mutual Life Insurance Company and
                        Worldwide Sports and Recreation, Inc. ("Parent")

(b)(2)                  Letter of Commitment dated as of July 12, 2000 for 12%
                        Convertible Senior Subordinated Notes due August 5, 2007 between The Metropolitan Life Insurance Company and Parent

(b)(3)                  Letter of Commitment dated as of July 13, 2000 between Wind
                        Point Partners IV, L.P. and Parent

(b)(4)                  Letter of Commitment dated as of July 12, 2000 between
                        Antares Capital Corporation and Parent

(d)(1) Agreement and Plan of Merger, dated July 14, 2000, by and among Serengeti Eyewear, Inc. (the "Company") Parent and
                        Sunshine Acquisition, Inc. ("Purchaser")

(d)(2)                  Confidentiality Agreement, dated April 25, 2000 between
                        Parent and the Company

(d)(3)                  Form of Tender and Voting Agreement, dated as of July 14,
                        2000, by and between Parent, Purchaser, the Company and each of Steven Nevitt, Michael Guccione, Milton Nevitt, Joseph
                        Feldman and the Nevitt Family Trust

(d)(4) Consulting and Noncompetition Agreement, dated as of July 14, 2000, by and between Purchaser, the Company and Stephen Nevitt

(d)(5) Form of Standstill Agreement, dated as of July 13, 2000 among Parent, Purchaser and each of David Newman, Jerome
                        Werbner, Jeffrey Rubin and Thomas Orr

(d)(6)                  Preferred Stock and Escrow Agreement, dated as of July 14,
                        2000 among RBB Bank Aktiengesellschaft, Parent, Purchaser and Baker & Hostetler LLP, as escrow agent

(g)                     None

(h)                     None

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

    Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                       WORLDWIDE SPORTS AND RECREATION, INC.,

                                                       By:  /s/ RICHARD KRACUM
                                                            ----------------------------------------
                                                            Name:  Richard Kracum
                                                            Title:   CHAIRMAN

                                                       SUNSHINE ACQUISITION, INC.

                                                       By:  /s/ RICHARD KRACUM
                                                            ----------------------------------------
                                                            Name:  Richard Kracum
                                                            Title:   CHAIRMAN

July 20, 2000